FOIA CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022
Attention: Mr. Philip J. Angelastro, Executive Vice President and Chief Financial Officer
(212) 415-3098

October 19, 2018

VIA EDGAR
Ms. Patricia Armelin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Omnicom Group Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 15, 2018
Form 10-Q for the Quarter Ended June 30, 2018
Filed July 17, 2018
File No. 001-10551

Dear Ms. Armelin:

This letter responds to the request for certain supplemental information by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission received by telephone on September 11, 2018 and October 16, 2018 (the “Request”) relating to the Staff’s letter dated July 23, 2018 and Omnicom Group Inc.’s corresponding response letter to the Staff, dated August 16, 2018. All references to “Omnicom,” the “Company,” “we,” “us” and “our” refer to Omnicom Group Inc.

In response to the Request, we are providing to the Staff the supplemental information attached hereto as Attachment 1.

Pursuant to 17 C.F.R. §200.83, confidential treatment of the redacted portions of the supplemental information in Attachment 1 is requested by a separate letter to you of the date herewith. The confidential information is marked with bracketed asterisks (“[***]”).

Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely,

/s/ Philip J. Angelastro
Philip J. Angelastro
Executive Vice President and Chief Financial Officer

cc:
Michael J. O’Brien, Senior Vice President, General Counsel and Secretary, Omnicom Group Inc.
Rory T. Hood, Esq., Jones Day
Timothy M. Daly, KPMG

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Attachment 1
Background

We believe this Attachment is responsive to the questions that we discussed on our call on September 11, 2018. We have included information regarding the nature of our creative advertising and strategic media planning and buying businesses and the services we provide. We have provided additional details regarding the nature of our client contracts and the identification of the associated performance obligations, and we have specifically addressed our application of ASC 606 and the Five Step Model. We have also provided additional clarification of the application of our revenue recognition procedures as they apply to certain commission- based client arrangements, as well as addressed our consideration of whether we act as an agent or as a principal based on the control indicators of ASC 606.

Application of ASC 606 - Executive Summary

The following summary of the application of the ASC 606 five step revenue recognition framework to our creative advertising and strategic media planning and buying services businesses. This summary is being provided to assist the Staff in understanding our business and our application of ASC 606 and it is meant to serve as the basis for a future discussion with the Staff regarding our application of ASC 606. The following is a summary of the key points:

We provide Professional Marketing and Corporate Communications Advisory and Consulting Services across a comprehensive range of marketing and communication disciplines, including Creative Advertising and Strategic Media Planning and Buying services. At the core of our service is our promise to deliver an integrated agreed-upon level of effort at an agreed-upon price to address our client’s marketing needs. Our client arrangements require that we provide the agreed-upon level of effort by staff function needed to perform the requested services on a discrete project basis. The promised level of effort is documented in a Statement of Work (SOW). The fee included in the SOW is formalized with a staffing plan as our agencies are compensated for their time and effort on a rate per hour basis.

Like many professional service firms, we work for our clients on essentially an at-will basis. The project underlying our client contracts are either short-term engagements (90 days or less) or long-term engagements (up to one year). Generally, our client contracts are cancelable by either party on short notice for any reason. In the event of cancellation, we are entitled to payment for our services performed to date without regard to any specific tangible output. Our engagements are highly collaborative with the client and the client is well informed of progress to date. As a result, our services are consumed by the client throughout the contractual period. Further, the intellectual property we produce is owned by the client and has no alternative use to us. Accordingly, the preponderance of our professional services revenue is recognized over time measured by labor hours.

While the items above summarize the key points of the presentation, we have also addressed several other items in the materials that follow, including previously discussed matters in our response to the Staff’s comment letters, regarding our consideration of the application of the five step revenue recognition framework of ASC 606 and we welcome the opportunity to discuss this presentation with the Staff.

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1.	“What We Do” - Professional Marketing and Communications Services

We provide Professional Marketing and Corporate Communications Advisory and Consulting Services, including Creative Advertising Services and Strategic Media Planning and Buying Services, across all marketing disciplines.

Creative Advertising Services
Creative Advertising Services consist of the following functions: Strategy and Planning; Creative Leadership; Account Management Services; Digital and Social Services; Production Coordination Services; and Administrative Services. [***].

Strategic Media Planning and Buying Services
Strategic Media Planning and Buying Services consist of the following functions: Media Communications Strategy; Media Communications Planning; Continual Optimization of the Media Strategy and Planning Cycle; Analytics and Reporting; Media Buying Coordination Services; Account Management Services; and Administrative Services. [***].

2.	Linking “What We Do” to the Client Arrangements and Addressing the Accounting Literature and our Accounting Policy - Application of the Five Step Model
Step 1 - Identify the Contract

A.	A contract is an agreement that creates enforceable rights and obligations (ASC 606-10- 25-20).
The Master Services Agreement (MSA) is a customized agreement setting forth the terms and conditions under which the client may engage Omnicom for professional services. The contracting entity in the vast majority of cases is the Lead Agency, or Agency Network and not Omnicom.
The Statement of Work (SOW) identifies the promised services to be transferred to the client, (Creative Advertising Services, or Strategic Media Planning and Buying Services in the examples previously provided to the Staff) and the specific fees, terms and conditions for the promised services.

•	The MSA and SOW together represent the client contract and establish the enforceable rights and obligations of the parties.

•	Fees and the related level of Agency effort are included in the SOW as an appendix to the MSA.

•
The MSA and SOW are cancelable by either party on 90 days’ notice without penalty and all MSAs provide that the Agency is entitled to all fees for services performed through the cancellation date. The MSA and SOW do not contain cancellation penalties and terminations for convenience, though infrequent, can and do occur.

•	An SOW can be for short-term projects (90 days or less) or long-term assignments (up to one year).

•	Every SOW is separately negotiated with the client by the performing Agency and our Agencies execute and perform tens of thousands of SOWs per year.

•
A staffing plan, which is included in the SOW, translates the SOW into the agreed-upon level of effort by staff function needed to perform the requested services. As with other professional services firms, both the Agency and the client monitor the amount of time incurred against the staffing plan.

•	The Agency’s rate card is then applied to the forecasted aggregate hours by function from the staffing plan to arrive at the resulting fee.

•	Some client arrangements include performance incentives that can be both qualitative and quantitative.

•	In certain markets and on an infrequent basis, commission structures are used in client arrangements.

B.	Optional Services
Often services not contemplated in the original SOW are added at a later date. All optional services are a separate purchasing decision by the client.

•	A new and distinct SOW is prepared for the new services under the terms and conditions of the MSA and the additional services are priced at the standalone selling price (see Items E and F below).

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•	Optional purchases are therefore treated as a separate contract and not a contract modification for accounting purposes (discussed in item F below).

C.	Multi Agency Engagements
Clients often require services from more than one of our Agencies. In most cases, the services provided by each of our Agencies would be subject to the same MSA and a separate SOW is negotiated with the client by each performing Agency. [***].

D.	Multi Discipline Engagements
In a few businesses and markets, one Agency may perform several services (e.g.; creative and media). In such instances the SOW will include both services and a combined fee. However, the staffing plans included in the SOW will specifically identify the service disciplines involved; the result is effectively the same as having a separate SOW and fees for each service discipline; that is, each service is priced at its standalone selling price. In this case, the scope for each service discipline is based on the respective staffing plan. The scope for each service discipline is treated as a separate performance obligation and fees are allocated to each performance obligation based on the relative proportion of hours in each respective staffing plan (ASC 606-10-32 through 35).

E.	Combining Contracts - ASC 606-10-25-9
Two or more contracts entered into at or near the same time with the same customer shall be combined if one or more of the following criteria are met:

•	The contracts are negotiated as a package with a single commercial objective.

•	The consideration to be paid on one contract depends on the price or performance of the other contract.

•	The goods or services promised in the contracts are a single performance obligation (ASC-606-10-14 through 22).
In our multi-agency engagements, more than one Agency will provide services to the client. In most cases, each Agency will negotiate a separate SOW with the client. We concluded that we do not meet the criteria to combine the SOW of each Agency into a single contract because:

•	Each Agency negotiates a separate SOW for its services and the SOW is not negotiated as part of a package with another Agency.

•	The consideration paid to each Agency is separate and distinct and there are no pricing or performance interdependencies with any other Agency SOW.

•
The goods and services promised by each Agency are separate performance obligations. In a multi-agency arrangement, each Agency has its own functional discipline that is different from the other performing Agency.

F.	Contract Modifications - ASC 606-10-25-10 through 13
A contract modification is a change in the scope or price, or both in a contract. Contract modifications are treated as either a separate stand-alone contract or are combined with the original contract. A contract modification is accounted for as a separate contract if both the following conditions are met:

•	The scope of the contract increases because of additional goods and services that are distinct.

•	The price of the contract increases by an amount that reflects the stand-alone selling prices of the additional goods and services.
In circumstances where the client adds additional scope or new services reflecting services not contemplated in the original SOW, the Agency will execute a new SOW with the client. We concluded that in these instances, the new SOW is accounted for as a separate contract.
A contract modification that is not accounted for as a separate contract is accounted for as a change to the original contract. Infrequently, significant variations in the level of effort in a fixed fee contract may result in an adjustment, upward or downward, to the fee. In these cases, we concluded that these changes are a modification of the existing SOW. We account for this modification by updating the transaction price and recording a cumulative catch-up adjustment to revenue in accordance with ASC 606-10-25-13b.

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Step 2 - Identify the Performance Obligations

A.	The performance obligations are the promised goods and services in the contract that will be transferred to the client (ASC 606-10-25-16).

•
The SOW is the agreed-upon level of effort expressed in FTEs and staff classification for the engagement. The promise to the client is the level of effort to provide and integrate the advisory and consulting services.

B.
For Creative Advertising Services, the integration of the collective effort of the FTEs results in the execution of creative ideas that extend across the client’s marketing organization, brands and products including, incidental production efforts and output that are not distinct in the context of the contract (ASC 606-10-25-21).

•
The core of a creative assignment is to provide the client with a strategic marketing plan and creative idea that can be used throughout the client’s marketing and sales organization and across all types of media. Our engagements are highly collaborative with the client and the client is kept well-informed of progress-to-date. Therefore, the client is receiving and consuming our services as the SOW is completed. All output produced requires the integration of the Agency’s collective effort (i.e.; the marketing strategy and creative idea).

•	The SOW is a promise to provide advisory and consulting services at an agreed-upon level of effort by Agency personnel at an agreed-upon rate per hour to accomplish the entire assignment. [***].

•
The Agency may or may not be asked to provide advisory and consulting services related to the production of the commercial spots which is performed by third-party production companies. The MSA provides that the Agency will be compensated for the level of effort expended to date in the event of cancellation by the client, [***].

C.	Other Considerations - Creative Services

•	The client is involved throughout the creative process.

•	[***].

•
The client may request Optional Services. Often production coordination services are an Optional Service that may or may not involve the Agency. Agency involvement in Optional Services results in a separate SOW (i.e., a separate contract), including out-of-pocket costs and pass-through costs. Pass-through costs are third-party vendor costs that are pre-approved by the client, coordinated by the Agency, and are required to be billed to the client without mark-up.

•	The client typically hires the services of a third-party cost consultant to oversee Agency and other third-party vendors (production companies, talent vendors, research companies, etc.).

D.
For Strategic Media Planning and Buying Services, the incorporation of the collective level of effort of the FTEs results in a comprehensive media plan and the related execution of the plan through the buying process. The Strategic Media Planning and Buying services occur in close proximity throughout the contract period and are not individually distinct or separable in the context of the contract (ASC 606-10-25-21).

•
Strategic media planning and buying assignments involve the integration of a client’s marketing communications strategy with a media execution strategy designed to optimize its media investment (the money it spends with third-party media suppliers/owners to get its message to the consumer). The planning and buying components are not discrete as the process is dynamic and iterative, and in the case of digital media, the planning and buying can be modified in real time.

•
Similar to all our arrangements, the SOW is a promise to provide advisory and consulting and media buying execution services for an agreed-upon level of effort by Agency personnel at an established rate per hour to accomplish the entire assignment. At the time the SOW is prepared there isn’t a clear allocation of the client’s media budget.

•	In some markets, the fee structure in the SOW is based on a commission expressed as a percentage of the client’s total media expenditure.

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•
A media assignment can be short-term (90 days) or long-term (up to one year). For long term assignments the client’s media investment is made in tranches throughout the period and each tranche involves a planning and buying process, or phase, as they occur in close proximity. That is, it is not the case that the planning is done in the early phase and the buying is done in the later phase.

E.	Other Considerations - Strategic Media Buying Services

•	Client establishes a rigid process that the Agency must follow prior to executing each media buy.

•	Estimate of costs for each media buy is made and provided to the client for approval through the use of insertion orders (IOs).

•	The Agency is acting as an agent for a disclosed principal (the client) in markets that recognize the agency relationship.

•	In other markets the Agency contracts with media vendors on a “pay when paid” basis, effectively disclosing to the vendor that the client is the principal in the transaction.

•	The Agency is required to bill the client at vendor cost.

•	The Agency’s fee for the buying effort is included in the SOW.

•
When media is bought by the client through an affiliated Agency, the client must agree to a separate or amended SOW that allows for media purchases by an affiliated Agency. The amount to be charged to the client by the affiliated Agency is approved by the client (and the actual cost of the media to the affiliated Agency is not required to be disclosed to the client), resulting in revenue to the affiliated Agency (see Principal vs Agent - Media Buying Services).

F.	Step 2 - Summary
The SOW is the promised level of effort to the client in the form of a staffing plan and the related fee. The output of the contract is the Agency’s time and effort and integrates components from each staff function in the SOW. The client receives and consumes our services as we provide them. Therefore, we concluded that the unit of account for a performance obligation is the SOW - the promised level of effort for advisory and consulting services and the integration of these services to the client’s satisfaction. Alternatively, it could be viewed that the unit of account is the hours in the staffing plan that our Agencies provide to the client.
We also considered the factors in ASC 606-10-25-21 regarding when separate performance obligations are required.

•
The entity does not provide a significant service of integrating the goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output for which the client has contracted. In other words, the entity is not using the goods or services as an input to produce or deliver the combined output specified by the client.

•	The goods or services do not significantly modify or customize another good or service promised in the contract.

•
The good or service is not highly dependent on, or highly interrelated with, other goods or services promised in the contract. For example, the fact that a client could decide to not purchase the good or service without significantly affecting the other promised goods or services in the contract might indicate that the good or service is not highly dependent on, or highly interrelated with, those other promised goods or services.

In multi-discipline engagements with one SOW, which occurs infrequently, the scope for each service discipline is based on the respective staffing plan (effectively similar to having a separate SOW) and each is treated and accounted for as a separate performance obligation. Most clients’ engagements result in multiple SOWs as a result of optional services not contemplated in the original SOW. Each SOW represents a new arrangement with the client and accordingly we treat each as a separate performance obligation.
Step 3 - Determine the Transaction Price
The transaction price is specified at the SOW level (ASC 606-10-32-2). In most contracts the consideration is a fee for service. The fee can be expressed in three ways; (1) a fixed fee where the fee does not increase or decrease based on actual hours expended, (2) an arrangement where the fee can increase or decrease based on actual hours expended, and (3) a commission based on a percentage of the client’s total expenditures.

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Certain contracts may have variable consideration (ASC 606-10-32-6) in the form of performance-based bonuses or penalties, which is included in the transaction price and estimated based on our history with the client in accordance with ASC 606-10- 32-8 and 9.
Step 4 - Allocate the Transaction Price to the Performance Obligations
The transaction price is allocated to each performance obligation in an amount that depicts the consideration expected to be entitled for transferring the promised goods and services (ASC 606-10-32-28).

•	Since the unit of account is the SOW, or alternatively, the time and effort to be expended by our staff, the basis for the allocation of the transaction price is the staffing plan (ASC 606-10-25-21).

•
When using proportional revenue recognition, we effectively allocate the transaction price based on inputs. The level of effort input is equal to the hours incurred. We allocate the transaction price to the performance obligation based on the total projected level of effort by staff function.

•
In multi-discipline engagements with one SOW, which occurs infrequently, the scope for each service discipline is based on the respective staffing plan and each is treated and accounted for as a separate performance obligation. We allocate the transaction price to each of these performance obligations based on the relative proportion of hours and level of effort reflected in the staffing plan for each service discipline which reflects the relative selling price.

Step 5 - Recognize Revenue
Control is transferred over time and revenue is recognized over time as the client receives and consumes the benefits from our performance, or alternatively, if the company’s performance does not create an asset with an alternative use to the company and the company has an enforceable right to payment for performance completed to date (ASC 606-10-25-27(a) and (c)).

•
Our engagements are client-specific and highly collaborative and, typically the client receives and consumes the benefits from our performance as the SOW progresses. In addition, we do not create an asset with an alternative use to us, or by other clients of ours and our contracts provide for payment for all services performed to date in the event of cancellation.

•
In long-term fixed fee arrangements where the fee does not increase or decrease based on actual hours expended, we conclude we have a stand-ready obligation because we provide a constant level of similar services over the term of the contract (ASC 606-10-25-14). Accordingly, we recognize revenue on a straight-line basis (ASC 606-10-55-184 through 186).

•
For most other long-term contracts and our short-term projects with arrangements where the fee can increase or decrease based on actual hours expended, we recognize revenue by measuring the progress towards completion (proportional performance) using inputs/hours (ASC 606-10-25-31). When we recognize revenue over time, by using the proportional performance revenue recognition approach, we allocate the transaction price to the performance obligation based on the level of effort reflected in the staffing plan, adjusted for actual hours worked and hours expected to complete. Absent unusual terms, it effectively has the same result as if we identified separate performance obligations within the SOW (hours by staff function), rather than treating each SOW as the performance obligation.

For our commission-based contracts, revenue is recognized at a point in time (ASC 606-10-25-30). In an agreed-upon commission structure, we assume and accept the business risk that our performance obligation is not fulfilled until it is probable that the media will be run, including when it is not subject to cancellation by the client or the vendor.

•
While we have the obligation to provide certain services, we do not have the right to payment for services unless the client authorizes the individual media purchases by approving the insertion order and until it is probable that the media will be run, including when it is not subject to cancellation by the client or the vendor.

•	ASC 606-10-25-1(e) includes a probable assessment of collectability as one of the criteria that must be met to conclude that the contract with the customer is valid and enforceable.

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•
In a commission arrangement, collectability is only certain when the media has run, or is probable of being run because the cancellation period has lapsed; therefore, the Agency does not have an enforceable right to payment until that point.

•
In addition, when applying the constraint on revenue provision (ASC 606-10- 32-12), we are not permitted to recognize revenue until it is probable that the media will be run, including when it is not subject to cancellation by the client or the vendor, because that is the point in time when it will not result in a significant reversal of cumulative revenue recognized.

•
In certain commission-based contracts, the commission percentage we earn is tiered or scaled based on the total media expenditures by the client over the life of the contract. Although clients provide an estimate of their expected media expenditures over the term of the contract so that appropriate resources can be assigned, there is no contractual commitment made by the client that requires all or any of the media expenditure estimates to be met. In circumstances where the commission scale is applied on a cumulative basis over the contract period, we treat this as variable consideration and in accordance with ASC 606-10-32-5, we estimate the probable revenue amount based on the final tier or scale expected to be achieved during the contract period. And to determine the transaction price we apply the expected final percentage to each discrete media buy and revenue is recognized when it is probable that the media will be run, including when it is not subject to cancellation by the client or the vendor.

For contracts with both a fixed-fee and a commission component, the fixed-fee component is recognized over time. As the commission is tied to individual media purchases which require a separately approved insertion order by the client, these are considered to be optional purchases and a separate contract and performance obligation; accordingly, consistent with the discussion above, the commission component is recognized at a point in time.
For contracts with variable consideration in the form of performance-based bonuses or penalties, in accordance with ASC 606-10-32-5, we estimate the probable amount of revenue and it is recognized over time consistent with the pattern of revenue recognition for the underlying performance obligation.

3.	Linking “What We Do” to the Client Arrangement and Addressing the Accounting Literature and our Accounting Policy - Principal vs Agent
In providing goods and services to a customer, the company should determine whether the performance obligation is to provide the goods and services itself (principal) or arrange for the goods and services to be provided by another party (agent) (ASC 606-10-55-36).

•	To determine the nature of the promise, the company should (ASC 606-10-55-36A):

•	Identify the goods and services which could be provided by another party, and

•	Assess whether it controls (ASC 606-10-25-25) each good or service before they are transferred to the customer.

•	Primary indicators of control are (ASC 606-10-55-39):

•	The company is responsible for fulfilling the promise to provide the specified good or service.

•	The company has inventory risk before the good or service is transferred to the customer.

•
The company has discretion in establishing the price for the good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity can direct the use of that good or service and obtain substantially all the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Creative Advertising Services
Consideration of third-party production costs for inclusion in revenue as a principal. The MSA and SOW for Creative Advertising Services do not include a requirement for our Agency to produce or deliver a commercial/advertisement.

•
The initial SOW may or may not include FTEs in the staffing plan for us to perform coordination services related to the third-party effort. However, the decision to proceed with the production of a commercial and incur the associated costs, is made by the client at a later date and reflected in a separate SOW.

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•
If the client chooses to proceed, the production and delivery of the commercial/advertisement is covered by a separate SOW and treated as a separate contract and performance obligation. Our Agency will then provide coordination services to the client throughout the third-party production process.

•	The client requires a rigid process that requires that we present bids from third-party production companies to the client for approval of the winning bidder.

•	Once production begins, all costs are required to be billed to the client at the vendor cost without markup by the Agency.

•	All critical decisions related to the vendor’s efforts must involve the client and the client’s cost consultant and ultimately, must be approved by the client.

•
Production of the commercial/advertisement is the responsibility of the third-party production company and the client. We do not control the production services provided by the third-party, nor do we direct the creative process for the commercial that is delivered to the client. The director controls the creative process and the third-party production company hires the director.

•
Our involvement in the process is to provide advice and consultation on consistency between the content of the commercial and the creative marketing idea and strategy, as well as coordination services as a consultant. In the separate commercial production SOW, the client specifies the amount of any incremental out-of-pocket costs, such as travel costs incurred by our Agency that they will reimburse.

•	A portion of the Agency fee may be applied to production coordination services if required, as well as any creative support services, if any are needed.

•	The creative idea is that of the Agency, but the intellectual property (IP) is owned by the client. The commercial is directed and delivered by the third-party production company.

•
Our Agencies do not have the capability to produce a commercial without third-party production companies. This is not a line of business we are in, as we do not own large scale (Tier 1) production or post-production facilities.

We also evaluated the criteria in ASC 606-10-55-37A. An entity that is a principal obtains control of one of the following:

•	An asset of another entity that it then transfers to the customer. The third-party production company does not transfer the asset to the Agency.

•
The right to a service to be provided by the other party, which the entity can direct the other party to provide to the customer. The Agency does not direct the activities of the third-party production company, it provides advice and consultation.

•
A good or service from another entity that it then combines with other goods or services in providing the specified good or service to the customer. The Agency does not combine the third-party production company services with its services. The Agency provides limited services to the third-party production company.

Since many parties are involved in the process, we tested our involvement against the criteria included in ASC 606-10-55-39 and we concluded that we are acting as an agent with respect to the production of the advertisement because:

•	The fulfillment and acceptability of the services is the responsibility of the production company, not our Agency.

•
Our Agency does not have general inventory risk as it does not purchase, or commit to purchase, third-party production services to produce the commercial prior to having an agreement in place with the client.

•
Our Agency does not have discretion in establishing the price for the specified goods or services. The price of the production services is determined by the production company and the price is approved by the client.

Strategic Media Planning and Buying Services
Strategic Media Planning and Buying Services are covered by a separate SOW. Our Agency may or may not be the creative agency of record when we are engaged to provide Strategic Media Planning and Buying Services.

•	In media buying, we arrange, on behalf of the client, to purchase media from media vendors in all applicable media channels.

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•	All insertion orders (purchase orders) to buy media require client approval and are cancelable by the client until at or around the time the media is scheduled to run.

•	We do not have sole discretion regarding the media that is purchased.

•
With respect to the media buying process, we act as a conduit for the transaction. We do not take control of the media vendor’s asset (ASC 606-10-8-37A). The client approves all media purchases which are required to be billed to them at vendor prices without any markup.

•	Our agreements with the media vendors stipulate that we are not required to pay the vendor until and to the extent we receive payment from the client - “pay when paid”. This occurs in two ways:

•	In the U.S. and other markets, we contract for the media as an agent for a disclosed principal.

•	In other markets where the agency relationship in not legally recognized, a “pay when paid” provision is included in the arrangement with the media vendor.

•
We considered ASC 606-10-25-25 and concluded that we do not control the media provided by the third-party media vendor, nor do we have sole discretion regarding the media that is purchased. Additionally, the media vendor or the client can pre-empt or cancel the media buy prior to media being run. We do not combine our services with the media vendor as our services are separate and distinct from their services (ASC 606-10-55-37A).

•	In addition, applying the criteria in ASC 606-10-55-39, we concluded we are acting as an agent with respect to the media purchases because:

•	Our Agency does not control the media vendor;

•	The fulfillment and acceptability of the services is the responsibility of the media vendor, not our Agency;

•	Our Agency does not have general inventory risk as it does not purchase, or commit to purchase, media prior to having an agreement in place with the client; and

•
Our Agency does not have discretion in establishing the price for the specified goods or services because the price of the media is determined by the media vendor and the price is approved by the client.

Media Buying Services
In certain cases, when media is bought by the client through an affiliated Agency, the MSA/SOW must include a provision, or the client must agree to an amended MSA/SOW that allows for media purchases by an affiliated Agency (an example was included in the client contract/SOW for Media previously sent to the Staff). The amount charged to the client by the affiliated Agency is approved by the client (and the actual cost of the media to the affiliated Agency is not required to be disclosed to the client).
ASC 606-10-55-37A provides that an entity is a principal if it takes control of an asset of another entity that it then transfers to the customer. Because the affiliated Agency purchased the media directly from the vendor prior to transfer of the media to the client, it took control of the goods or services. Our affiliated Agency has discretion in establishing the price for the goods or services because the price of the media is determined by the affiliated Agency and the price is approved by the client.
Applying the criteria in ASC 606-10-55-39, we are acting as principal with respect to the media purchases by an affiliated Agency because: the affiliated Agency is responsible for fulfilling the promise to provide the goods or services; and the affiliated Agency has discretion in establishing the price for the specified goods or services because the price of the media is determined by the affiliated Agency.

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